UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, May 27th 2019

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Present

Re: Complements Material Fact dated January 14, 2016 Respond to Official Letter No. 15,773 dated May 24, 2019

Dear Chairman:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and General Rule No. 30, duly authorized by the board of LATAM Airlines Group S.A. (“LATAM” or the “Company”), Securities Registration No. 306, I hereby complement the Material Fact and respond to the Ordinary Office of the reference:

●	As is public knowledge, on May 23, 2019, the Supreme Court accepted the claims filed against the decision of Chile’s Free Competition Defense Court (TDLC) that ruled on the consultation regarding certain commercial agreements (joint business agreements, “JBAs”) subscribed, separately, between American Airlines and International Airlines Group - the holding company of British Airways and Iberia - with the Company.

o	The ruling states that “the Joint Business Agreements agreed between LATAM, American Airlines, Iberia and British Airways, subject to consultation by the court, in all matters relating to air transport of passengers are not approved.”

●	As initially reported in January 2016, the implementation of the JBAs was subject to obtaining the approvals of the relevant authorities in the different countries where the airlines that form part of such agreements operate.

o	With the exception of Chile, the approvals to implement the JBAs in the other countries relevant to the agreements were obtained, pending only the process with the Department of Transportation in the US regarding the agreement with American Airlines, pending this date.

●	Attended to this new scenario in Chile, LATAM is evaluating the alternatives that may exist to implement the JBAs, without having taken a definitive decision to this date. The Company will promptly inform the market and your Commission of any relevant development that comes from LATAM with respect to the JBAs.

Sincerely,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Menció
	Name:	Juan Carlos Menció
	Title:	Vicepresident - Legal of LATAM Airlines Group.